Aramark

Aramark Services, Inc.

and Guarantors

Aramark Tower

1101 Market Street

Philadelphia, Pennsylvania 19107

VIA EDGAR

February 24, 2016

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Aramark
Aramark Services, Inc. and Guarantors
Registration Statement on Form S-4 (File No. 333-209578)

Dear Ladies and Gentlemen:

Aramark, Aramark Services, Inc. and the co-registrant guarantors listed in the above-referenced Registration Statement on Form S-4 (together, the “Registrants”), pursuant to Rule 461 under the Securities Act of 1933, as amended, hereby request that the effective date of the above-referenced Registration Statement on Form S-4 be accelerated so that the Registration Statement may become effective at 10:00 a.m., Eastern Time, on February 26, 2016, or as soon thereafter as practicable.

The Registrants hereby acknowledge that:

•	should the Securities and Exchange Commission (the “Commission”) or its staff, acting pursuant to delegated authority, declare the above-referenced Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or its staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Registrants may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We request that we be notified of such effectiveness by telephone call to Joseph H. Kaufman of Simpson Thacher & Bartlett LLP at (212) 455-2948.

Very truly yours,
Aramark
By:	/s/ Christian Dirx
	Name:	Christian Dirx
	Title:	Vice President and Treasurer

Aramark Services, Inc.
By:	/s/ Christian Dirx
	Name:	Christian Dirx
	Title:	Treasurer

1st & Fresh, LLC

American Snack & Beverage, LLC

Aramark American Food Services, LLC

Aramark Asia Management, LLC

Aramark Business & Industry, LLC

Aramark Business Center, LLC

Aramark Business Dining Services of Texas, LLC

Aramark Business Facilities, LLC

Aramark Campus, LLC

Aramark Capital Asset Services, LLC

Aramark Cleanroom Services (Puerto Rico), Inc.

Aramark Cleanroom Services, LLC

Aramark Confection, LLC

Aramark Construction and Energy Services, LLC

Aramark Construction Services, Inc.

Aramark Consumer Discount Company

Aramark Correctional Services, LLC

Aramark CTS, LLC

Aramark Distribution Services, Inc.

Aramark Educational Group, LLC

Aramark Educational Services, LLC

Aramark Educational Services of Texas, LLC

Aramark Educational Services of Vermont, Inc.

Aramark Entertainment, LLC

Aramark Executive Management Services USA, Inc.

Aramark Facility Services, LLC

Aramark FHC Business Services, LLC

Aramark FHC Campus Services, LLC

Aramark FHC Correctional Services, LLC

Aramark FHC Healthcare Support Services, LLC

Aramark FHC Kansas, Inc.

Aramark FHC Refreshment Services, LLC

Aramark FHC School Support Services, LLC

Aramark FHC Services, LLC

Aramark FHC Sports and Entertainment Services, LLC

Aramark FHC, LLC

Aramark Food and Support Services Group, Inc.

Aramark Food Service of Texas, LLC

Aramark Food Service, LLC

Aramark FSM, LLC

Aramark Healthcare Support Services, LLC

Aramark Healthcare Support Services of the Virgin Islands, Inc.

Aramark Healthcare Technologies, LLC

Aramark Industrial Services, LLC

Aramark Japan, Inc.

Aramark Management, LLC

Aramark Organizational Services, Inc.

Aramark Processing, LLC

Aramark Rail Services, LLC

Aramark RAV, LLC

Aramark RBI, Inc.

Aramark Refreshment Group, Inc.

Aramark Refreshment Services, LLC

Aramark Refreshment Services of Tampa, LLC

Aramark Schools, LLC

Aramark Schools Facilities, LLC

Aramark SCM, Inc.

Aramark Senior Living Services, LLC

Aramark Senior Notes Company

Aramark Services of Kansas, Inc.

Aramark Services of Puerto Rico, Inc.

Aramark SM Management Services, Inc.

Aramark SMMS LLC

Aramark SMMS Real Estate LLC

Aramark Sports and Entertainment Group, LLC

Aramark Sports and Entertainment Services, LLC

Aramark Sports and Entertainment Services of Texas, LLC

Aramark Sports Facilities, LLC

Aramark Sports, LLC

Aramark Technical Services North Carolina, Inc.

Aramark Togwotee, LLC

Aramark U.S. Offshore Services, LLC

Aramark Uniform & Career Apparel Group, Inc.

Aramark Uniform & Career Apparel, LLC

Aramark Uniform Manufacturing Company

Aramark Uniform Services (Baltimore) LLC

Aramark Uniform Services (Carmelo) LLC

Aramark Uniform Services (Matchpoint) LLC

Aramark Uniform Services (Midwest) LLC

Aramark Uniform Services (Rochester) LLC

Aramark Uniform Services (Santa Ana) LLC

Aramark Uniform Services (Syracuse) LLC

Aramark Uniform Services (Texas) LLC

Aramark Uniform Services (West Adams) LLC

Aramark Venue Services, Inc.

Aramark WTC, LLC

Aramark/HMS, LLC

Brand Coffee Service, Inc.

COHR Holdings, Inc.

COHR Inc.

D.G. Maren II, Inc.

Delsac VIII, Inc.

Filterfresh Coffee Service, LLC

Filterfresh Franchise Group, LLC

Fine Host Holdings, LLC

Harrison Conference Associates, LLC

Harrison Conference Services of North Carolina, LLC

Harry M. Stevens, LLC

Harry M. Stevens Inc. of New Jersey.

Harry M. Stevens Inc. of Penn

L&N Uniform Supply, LLC

Lake Tahoe Cruises, LLC

Landy Textile Rental Services, LLC

Lifeworks Restaurant Group, LLC

MPBP Holdings, Inc.

MyAssistant, Inc.

New Aramark LLC

Old Time Coffee Co.

Overall Laundry Services, Inc.

Paradise Hornblower, LLC

ReMedPar, Inc.

Restaura, Inc.

Travel Systems, LLC
By:	/s/ Christian Dirx
	Name:	Christian Dirx
	Title:	Treasurer

Aramark Aviation Services Limited Partnership
By:	Aramark SMMS LLC, its General Partner

By:	Aramark Services, Inc., its Sole Member

By:	/s/ Christian Dirx
	Name:	Christian Dirx
	Title:	Treasurer

Aramark Management Services Limited Partnership
By:	Aramark SMMS LLC, its General Partner

By:	Aramark Services, Inc., its Sole Member

By:	/s/ Christian Dirx
	Name:	Christian Dirx
	Title:	Treasurer